SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Proxim Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

744283102

(CUSIP Number)

David J. Kapnick
Broadview Capital Partners L.P.
950 Tower Lane, 18th Floor
Foster City, CA  94404-2130
(650) 356-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Anthony J. Richmond, Esq.
Latham & Watkins LLP
135 Commonwealth Drive
Menlo Park, CA  94025
(650) 328-4600

December 12, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Broadview Capital Partners L.P. 94-3324390

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,942,299

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 1,942,299

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,942,299

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 1.6%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Broadview Capital Partners Qualified Purchaser Fund L.P. 94-3324391

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,056,783

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 14,056,783

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,056,783

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 10.3%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Broadview Capital Partners Affiliates Fund LLC 94-3346440

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 52,971

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 52,971

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,971

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO-LLC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Broadview Capital Partners Management LLC 94-3324392

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 15,999,082

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 15,999,082

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,999,082

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 11.6%

14.	Type of Reporting Person (See Instructions) OO-LLC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BCI Holdings LP 22-3723664

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 15,999,082

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 15,999,082

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,999,082

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 11.6%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Broadview Holdings LLP 22-2274779

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,999,082

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 15,999,082

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,999,082

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 11.6%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven D. Brooks

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 16,052,053

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 16,052,053

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,052,053

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 11.6%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stephen J. Bachmann

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 16,052,053

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 16,052,053

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,052,053

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 11.6%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Paul F. Deninger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 16,052,053

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 16,052,053

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,052,053

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 11.6%

14.	Type of Reporting Person (See Instructions) IN

Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of class A common stock, par value $0.01 per share (the “Common Stock”), of Proxim Corporation, a Delaware corporation (the “Company”).  This Schedule 13D is being filed on behalf of the Reporting Persons (as defined below).

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive offices of the Company are located at 1196 Borregas Avenue, Sunnyvale, California  94089.

Item 2.	Identity and Background

(a)                                  This statement is filed by Broadview Capital Partners L.P., a Delaware limited partnership (“BCP”), Broadview Capital Partners Qualified Purchaser Fund L.P., a Delaware limited partnership (“BCPQPF”), Broadview Capital Partners Affiliates Fund LLC, a Delaware limited liability company (“BCPAF”), Broadview Capital Partners Management LLC, a Delaware limited liability company (“BCPM”), BCI Holdings LP, a Delaware limited partnership (“BCI Holdings”), Broadview Holdings LLP, a Virginia limited liability partnership (“Broadview Holdings”), Steven D. Brooks, Stephen J. Bachmann and Paul F. Deninger (collectively with Messrs. Brooks and Bachmann, the “Partners”).

BCP, BCPQPF, BCPAF, BCPM, BCI Holdings and Broadview Holdings are collectively referred to as the “Broadview Entities.”  The Broadview Entities and the Partners are collectively referred to as the “Reporting Persons” in this statement.

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the securities of the Company.  Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock, except to the extent of any indirect pecuniary interest therein, other than any shares reported herein as being owned by it, him or her, as the case may be.

Notwithstanding this filing on Schedule 13D, the Reporting Persons disclaim any requirement to report their beneficial ownership interests on Schedule 13D and reserve the future right to report such beneficial ownership interests on Schedule 13G pursuant to Rule 13d-1(c).

The Agreement of Reporting Persons is attached hereto as Exhibit F.

(b)                                 The principal executive offices of BCP, BCPQPF, BCPAF and BCPM, and the business address of Messrs. Brooks and Bachmann, is 950 Tower Lane, 18th Floor, Foster City, California 94404.  The principal executive offices of BCI Holdings and Broadview Holdings, and the business address of Mr. Deninger, is 1345 Avenue of the Americas, 20th Floor, New York, NY 10105.

(c)                                  The principal business of BCP, BCPQPF and BCPAF is to engage in later-stage growth equity investments, management buy-outs and recapitalizations in the IT, communications and digital media industries.  The principal business of BCPM is to act as general partner of BCP and BCPQPF.  The principal business of BCI Holdings is to act as a member of BCPM and other partnerships and limited liability companies with similar businesses.  The principal business of Broadview Holdings is to act as general partner of BCI Holdings and to act as a leading global M&A advisor focused on the IT, communications, healthcare technology and media industries.  The principal business and occupation of each of the Partners is to act as general partners, managers, members, shareholders, directors and officers of certain of the Broadview Entities and affiliated entities with similar businesses.

(d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)                                  During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                  Each of the Broadview Entities is organized under the laws of Delaware except Broadview Holdings, which is organized under the laws of Virginia.  Each of the Partners is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a Securities Purchase Agreement, dated as of June 16, 2002, by and among BCP, BCPQPF and BCPAF, the other Purchasers named therein and the Company (a copy of which is attached hereto as Exhibit A), as amended by Amendment No. 1 to the Purchase Agreement, dated August 5, 2002 (a copy of which is attached hereto as Exhibit B) (as amended, the “Purchase Agreement”), BCP, BCPQPF and BCPAF purchased 218,666 shares of the Company’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”) at a price of $25.00 per share, Senior Convertible Promissory Notes (the “Notes”) (the form of which is attached hereto as Exhibit C) in the aggregate principal amount of $4,533,350 at face value and warrants (the form of which is attached hereto as Exhibit D) to purchase 894,442 shares of Common Stock at an exercise price of $3.0559 per share (subject to certain adjustments as provided in such warrants) (the “Warrants,” and together with the Series A Preferred Stock and the Notes, the “Securities”), with the purchase price paid in cash on August 5, 2002 (the “Initial Securities Closing”).  Following the date on which the Company’s stockholders voted on the proposed issuance of securities at the Second Securities Closing (as defined below), each share of Series A Preferred Stock is convertible into Common Stock at an initial conversion price of $3.0559 and at an initial conversion rate of approximately 8.1809 shares of Common Stock for each share of Series A Preferred Stock converted, subject to certain adjustments as set forth in the Certificate of Designations, Preferences and Rights of the Series A Convertible Preferred Stock of Proxim Corporation, a copy of which is attached hereto as Exhibit E (the “Series A Certificate of Designations”).

Upon the approval by the Company’s stockholders on October 8, 2002, the Notes automatically converted into 181,334 shares of Series A Preferred Stock and at the Second Closing on October 9, 2002 BCP, BCPQPF and BCPAF received additional warrants (the “Additional Warrants”) to purchase an aggregate of 741,738 shares of Common Stock at an exercise price of $3.0559 per share.

The total amount of funds required by BCP, BCPQPF and BCPAF to purchase the securities at the Initial Closing and the Second Closing pursuant to the Purchase Agreement was $10,000,000, was furnished from the working capital of BCP, BCPQPF and BCPAF and was paid in full at the Initial Securities Closing. No additional funds were required to acquire beneficial ownership of the Common Stock.

Pursuant to a Securities Purchase Agreement, dated as of July 22, 2003, by and among BCP, BCPQPF and BCPAF, the other Purchasers named therein and the Company (the “Original Purchase Agreement”), BCP, BCPQPF and BCPAF agreed to purchase Secured Promissory Notes (together, the “Original 2003 Notes”) in the aggregate principal amount of $4,000,000, at face value, with the purchase price to be paid in cash following the satisfaction of the conditions contained in the Original Purchase Agreement (the “2003 Initial Closing”).

Upon receipt of Company stockholder approval (the “Original 2003 Stockholder Approval”), (i) the Original 2003 Notes held by BCP, BCPQPF and BCPAF, plus any accrued but unpaid interest thereon, were to be automatically exchanged for shares of Series B Convertible Preferred Stock of the Company, par value $0.01 per share (the “Series B Preferred Stock”), and (ii) BCP, BCPQPF and BCPAF were to receive warrants to purchase an aggregate 2,400,000 shares of Common Stock at an exercise price of $1.46 per share (subject to certain adjustments as set forth therein, the “$1.46 Warrants”).

In addition, following receipt of the Original 2003 Stockholder Approval and for the 180-day period commencing July 23, 2003, the Company, on at least ten (10) business days’ notice, was to have the right to require the Purchasers to purchase shares of Series B Preferred Stock, in one or two tranches, at a cash purchase price of $100.00 per share, each individual tranche having an aggregate purchase price of not less than $5,000,000 and all such tranches having an aggregate purchase price not to exceed $10,000,00.  This right is hereinafter referred to as the Company’s “Original Call Right.” BCP, BCPQPF and BCPAF were required to purchase up to an aggregate $1,333,333 shares of Series B Preferred Stock, at a purchase price of $100.00 per share, upon the Company’s exercise of the Original Call Right.

The total amount of funds required to purchase the Original 2003 Notes at the 2003 Initial Closing by BCP, BCPQPF and BCPAF pursuant to the Original Purchase Agreement was $4,000,000.  This amount was furnished from the working capital of BCP, BCPQPF and BCPAF.  No additional funds were required.

Pursuant to an Amended and Restated Securities Purchase Agreement, dated as of October 21, 2003, by and among BCP, BCPQPF and BCPAF, the Purchasers and the Company (the “Amended and Restated Purchase Agreement,” a copy of which is attached hereto as Exhibit H, that amends and restates the Original Purchase Agreement, upon surrender of the Original 2003 Notes held by BCP, BCPQPF and BCPAF, BCP, BCPQPF and BCPAF received amended Subordinated Secured Promissory Notes (the “Amended 2003 Notes,” the form of which is attached hereto as Exhibit I) in the aggregate principal amount of $4,000,000.  The Amended 2003 Notes extend the due date of the Original 2003 Notes from December 31, 2003 to September 30, 2004.

The Amended and Restated Purchase Agreement provides that, upon receipt of Company stockholder approval (the “2003 Stockholder Approval”), (i) the Amended 2003 Notes held by BCP, BCPQPF and BCPAF, plus any accrued but unpaid interest thereon, will be exchangeable at the option of BCP, BCPQPF and BCPAF for shares of Series B Preferred Stock, and (ii) BCP, BCPQPF and BCPAF will receive (a) the $1.46 Warrants and (b) warrants to purchase an aggregate 800,000 shares of Common Stock at an exercise price equal to $1.53 per share (subject to certain adjustments as set forth therein, the “$1.53 Warrants,” and together with the $1.46 Warrants, the “2003 Warrants”).

In addition, the Original Call Right was terminated effective upon execution of the Amended and Restated Purchase Agreement.  The Amended and Restated Purchase Agreement provides for a new call right (the “New Call Right”), under which (i) so long as no Event of Default (as defined in the Amended 2003 Notes) has occurred, at any time from October 21, 2003 through the ninetieth (90th) day following receipt of the 2003 Stockholder Approval, the Company will have the right to require the Purchasers to purchase $5,000,000 aggregate principal amount of Senior Secured Promissory Notes (the “New 2003 Notes” and together with the Amended 2003 Notes, the “2003 Notes”) and (ii) so long as no Event of Default (as defined in the Amended 2003 Notes) has occurred, at any time following receipt of the 2003 Stockholder Approval through the ninetieth (90th) day following receipt of the 2003 Stockholder Approval, the Company will have the right to require the Purchasers to purchase an additional $5,000,000 aggregate principal amount of the New 2003 Notes, each at a cash purchase price equal to the principal amount of the New 2003 Notes purchased.  BCP, BCPQPF and BCPAF may be required to purchase up to $1,333,333 in New 2003 Notes upon the Company’s exercise of the New Call Right.

The surrender of the Original 2003 Notes constituted the total consideration required for BCP, BCPQPF and BCPAF to acquire the Amended 2003 Notes at the initial closing pursuant to the Amended and Restated Purchase Agreement.  No additional funds were required.

On December 12, 2003, upon receipt of the 2003 Stockholder Approval, (i) the Amended 2003 Notes held by BCP, BCPQPF and BCPAF in the aggregate principal amount of $4,000,000, plus any accrued but unpaid interest thereon, became exchangeable at the option of BCP, BCPQPF and BCPAF, respectively, at any time and from time to time for the number of shares of Series B Preferred Stock equal to the quotient obtained by dividing the aggregate outstanding principal balance plus any accrued but unpaid interest then outstanding on such 2003 Amended Note(s) or the portion thereof to be exchanged, by $100.00 and (ii) the Company issued the 2003 Warrants.  The 2003 Warrants may be exercised by BCP, BCPQPF and BCPAF, respectively, in whole and in part, at any time and from time to time, but in no event later than December 15, 2010.  The Company created the Series B Preferred Stock upon filing the Certificate of Designations, Preferences and Rights of Series B Preferred Stock of Proxim Corporation with the Secretary of State of the State of Delaware on December 15, 2003 (the “Series B Certificate of Designations”).  The Series B Preferred Stock is convertible by BCP, BCPQPF and BCPAF, respectively, at any time and from time to time, into shares of Common Stock at an initial conversion price of $1.15, and at an initial conversion rate of approximately 86.96 shares of Common Stock for each share of Series B Preferred Stock converted, subject to certain adjustments as set forth in the Series B Certificate of Designations.  The summary of the Series B Preferred Stock in this Schedule 13D is qualified in its entirety by reference to the Series B Certificate of Designations, a copy of which is attached hereto as Exhibit J.  The summary of the 2003 Warrants in this Schedule 13D is qualified in its entirety by reference to the 2003 Warrants, copies of which are attached hereto as Exhibits K and L.

The 2003 Warrants were issued as an inducement to BCP, BCPQPF and BCPAF to purchase the Original 2003 Note, to accept the Amended 2003 Note upon surrender of the Original 2003 Note and to enter into the Amended and Restated Purchase Agreement.  No additional funds were required to acquire beneficial ownership of the Common Stock reported herein.

On December 15, 2003, the Company exercised its New Call Right pursuant to the Amended and Restated Purchase Agreement by providing written notice to BCP, BCPQPF and BCPAF of its desire to require BCP, BCPQPF and BCPAF to purchase $1,333,333 in aggregate principal amount of the New 2003 Notes.  In connection therewith, on December 19, 2003, the Company issued to BCP, BCPQPF and BCPAF the New 2003 Notes in aggregate principal amount of $1,333,333.

The New 2003 Notes have the same terms, but rank senior to, the Amended 2003 Notes.  The New 2003 Notes are exchangeable at the option of BCP, BCPQPF and BCPAF, respectively, at any time and from time to time for the number of shares of Series B Preferred Stock equal to the quotient obtained by dividing the aggregate outstanding principal balance plus any accrued but unpaid interest then outstanding on the New 2003 Note(s) or the portion thereof to be exchanged by $100.00.  The Series B Preferred Stock is convertible by BCP, BCPQPF and BCPAF at any time and from time to time into shares of Common Stock at an initial conversion price of $1.15 and at an initial conversion rate of approximately 86.96 shares of Common Stock for each share of Series B Preferred Stock converted, subject to certain adjustments as set forth in the Series B Certificate of Designations.  The summary of the New 2003 Notes in this Schedule 13D is qualified in its entirety by reference to the form of New 2003 Note attached hereto as Exhibit M.

The total amount of funds required to purchase the New 2003 Notes on December 19, 2003, was furnished from the working capital of the investors and was paid in full on such date.

This Item 3 (and the other Items of this statement) do not provide a complete description of the Amended and Restated Purchase Agreement or the Certificates of Designations and each such description is qualified in its entirety by reference to the respective agreement or document, which are listed as Exhibits C and E hereto, respectively.

Item 4.	Purpose of Transaction
Each of BCP, BCPQPF and BCPAF holds the securities described in Item 5 of this statement for investment purposes only.

Depending on prevailing market, economic and other conditions, each of BCP, BCPQPF and BCPAF may from time to time acquire additional shares of the capital stock of the Company or engage in discussions with the Company concerning further acquisitions of shares of the capital stock of the Company or further investments in the Company.  Each of BCP, BCPQPF and BCPAF intends to review its investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company and the Company’s business and prospects, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of its investment in the Company.

BCP, BCPQPF and BCPAF entered into the Purchase Agreement pursuant to which the Company agreed to issue and sell and BCP, BCPQPF and BCPAF agreed to purchase Securities and the Additional Warrants described in Item 3 above.  The following summaries of certain provisions of the Purchase Agreement and the Series A Certificate of Designations are qualified in their entirety by reference to such documents (copies of which are attached hereto as Exhibits A (as amended by Exhibit B) and D, respectively).

As set forth in the Series A Certificate of Designations, on the fifth anniversary of the date of the original issuance of the Series A Preferred Stock, the Company shall redeem all outstanding shares of Series A Preferred Stock.

As set forth in the Series A Certificate of Designations, the holders of the shares of Series A Preferred Stock (i) are entitled to vote with the holders of the Common Stock as a single class on all matters submitted for a vote of holders of Common Stock, (ii) are entitled to a number of votes equal to the number of votes to which shares of Common Stock issuable upon conversion of such shares of Series A Preferred Stock would have been entitled if such shares of Common Stock had been outstanding at the time of the applicable vote and related record date, and (iii) are entitled to notice of any stockholders’ meeting in accordance with the certificate of incorporation and bylaws of the Company.  In addition, so long as any shares of Series A Preferred Stock are outstanding, the Company will not, without the written consent or affirmative vote of the holders of a majority of the outstanding shares of Series A Preferred Stock voting as a single class, (i) amend, alter or repeal any provision of the Company’s certificate of incorporation (by merger or otherwise) or bylaws so as to adversely affect the preferences, rights or powers of Series A Preferred Stock, (ii) create, authorize or issue any securities that rank senior to, or are on par with, or any security convertible into, or exchangeable or exercisable for, shares of securities that rank senior to, or are on par with, Series A Preferred Stock, (iii) repurchase or redeem any of its equity securities or rights to acquire equity securities (other than from an employee, director or consultant following the termination of employment or service with the Company of such Person), or (iv) declare or pay any dividend on the Common Stock.

Pursuant to section 5.8 of the Purchase Agreement, for as long as BCP, BCPQPF and BCPAF and the other purchasers named therein and their subsidiaries or other controlled affiliates (the Purchaser Group”) collectively beneficially own twenty-five percent (25%) or more of the Common Stock issuable to them pursuant to the Purchase Agreement, no member of the Purchaser Group shall, without the prior written consent of a majority of the members of the Board of Directors who are not affiliated with the Purchaser Group, acquire beneficial ownership of Common Stock (or options or warrants to acquire, or securities convertible into or exchangeable for, shares of Common Stock) if such acquisition shall result in the aggregate beneficial ownership by the Purchaser Group of more than 40% of the then outstanding shares of Common Stock, as more fully described in the Purchase Agreement attached hereto as Exhibit A (as amended by Exhibit B).

For so long as BCP, BCPQPF and BCPAF are subject to Section 5.8 of the Purchase Agreement, BCP, BCPQPF and BCPAF have agreed, at or with respect to any election of one or more directors, to vote all of their shares of Common Stock and/or Series A Preferred Stock in favor of any nominee to the Board of Directors whose nomination was unanimously approved by the Board of Directors.

BCP, BCPQPF and BCPAF entered into the Amended and Restated Purchase Agreement pursuant to which the Company agreed to issue and sell and BCP, BCPQPF and BCPAF agreed to purchase the securities as described in Item 3 above.

The following summary of certain provisions of the Amended and Restated Purchase Agreement is qualified in its entirety by reference to such document (a copy of which is attached hereto as Exhibit H).

BCP, BCPQPF and BCPAF shall have the right under the Amended and Restated Purchase Agreement to appoint one (1) director (the “2003 Designee”) to the Company’s board of directors (the “Board of Directors”), for so long as the 2003 Notes remain outstanding or BCP, BCPQPF and BCPAF collectively beneficially own at least 25% of the shares of Series B Preferred Stock issuable pursuant to the Amended and Restated Purchase Agreement (including as owned and outstanding for this purpose shares of Common Stock issuable upon conversion of the Series B Preferred Stock and exercise of the 2003 Warrants but excluding the shares of Series B Preferred Stock issuable upon exercise of the Company’s Call Right).  BCP, BCPQPF and BCPAF’s initial 2003 Board Designee will be Steven D. Brooks.  Mr. Brooks is an affiliate of each of BCP, BCPQPF and BCPAF.

Pursuant to the terms of the Amended and Restated Purchase Agreement, the Company has agreed to prepare and file with the SEC, within 30 days following the filing with the SEC of its annual report on Form 10-K for the year ended December 31, 2003, a registration statement on Form S-1, or if available, on Form S-3 covering the securities issuable to the Purchasers pursuant to the Amended and Restated Purchase Agreement as well as the Common Stock issuable upon conversion of the Series B Preferred Stock and exercise of the 2003 Warrants.

For so long as BCP, BCPQPF and BCPAF are subject to Section 5.9 of the Amended and Restated Purchase Agreement, BCP, BCPQPF, BCPAF and the 2003 Board Designee have agreed to vote (i) in favor of the establishment of a nominating committee of the Board of Directors consisting entirely of independent directors and (ii) if necessary to comply with applicable requirements of federal law, state law, or Nasdaq relating to the Board of Directors, in favor of an increase in the number of authorized members of the Board of Directors such that a majority of the members of the Board of Directors are independent directors.  At or with respect to any election of one or more directors (including to fill any vacancy on the Board of Directors), for so long as BCP, BCPQPF and BCPAF are subject to Section 5.9 of the Amended and Restated Purchase Agreement, BCP, BCPQPF and BCPAF shall vote all of their shares of Common Stock and/or shares of Series B Preferred Stock in favor of the election of any nominee to the Board of Directors whose nomination was approved by the unanimous consent of the Board of Directors.

As described in Item 3 above, which is incorporated by reference herein, pursuant to the Amended and Restated Purchase Agreement the Company exercised its New Call Right and issued New 2003 Notes in aggregate principal amount of $1,333,333 to BCP, BCPQPF and BCPAF.

The foregoing summary of the Amended and Restated Purchase Agreement and the agreements and transactions contemplated therein is qualified in its entirety by reference to the Amended and Restated Purchase Agreement listed as Exhibit H hereto and incorporated herein by reference.

Except as set forth above in this statement, none of the Reporting Persons has any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary  corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)                                  As of December 19, 2003, the Reporting Persons beneficially own shares of Common Stock by virtue of BCP, BCPQPF and BCPAF’s ownership of the New 2003 Notes, the Amended 2003 Notes, the Series A Preferred Stock, the Warrants, the Additional Warrants and the 2003 Warrants.  Assuming the exchange of the New 2003 Notes and the Amended 2003 Notes (and, in each case, accrued but unpaid interest thereon) for Series B Preferred Stock and the subsequent full conversion of those shares of Series B Preferred Stock (and including an annual accretion rate for the liquidation preference for the Series B Preferred Stock of 14%, compounded quarterly, as more fully described in the Series B Certificate of Designations), full conversion of the shares of Series A Preferred Stock held by BCP, BCPQPF and BCPAF (and including an annual accretion rate for the liquidation preference for the Series A Preferred Stock of 8%, compounded semi-annually, as more fully described in the Series A Certificate of Designations) and assuming exercise of the Warrants, the Additional Warrants and the 2003 Warrants, as of such date BCP, BCPQPF and BCPAF may be deemed to beneficially own an aggregate of 16,052,053 shares of Common Stock (555,427 shares of which are a result of accretion on the Series A Preferred Stock since the initial issuance date), representing approximately 11.6% of the outstanding Common Stock based on the 122,700,096 shares of Common Stock outstanding as of November 5, 2003 (as set forth in the Company’s Form 10-Q for the quarter ended September 30, 2003).  By reason of their respective relationships with the each other, each of the other Reporting Persons may also be deemed under Rule 13d-3 under the Exchange Act to beneficially own 16,052,053 shares of Common Stock, representing approximately 11.6% of the outstanding Common Stock as described above.

(b)                                 Each of BCP, BCPQPF and BCPAF shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 16,052,053 shares of Common Stock it may be deemed to beneficially own as of the date hereof.  Each of the Reporting Persons shares with BCP, BCPQPF and BCPAF  the power to vote or to direct the vote and to dispose or to direct the disposition of the 16,052,053 shares of Common Stock it may be deemed to beneficially own as of the date hereof.

(c)                                  Other than the acquisition of the 2003 Notes, the right to exchange the Amended 2003 Notes for shares of Series B Preferred Stock and the 2003 Warrants, as discussed above in Item 3 which is incorporated herein by reference, no transactions in the Common Stock were effected during the last sixty days by the Reporting Persons.

(d)                                 Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit F, with respect to the joint filing of this statement and any amendment or amendments hereto.

The Purchase Agreement was entered into as of July 22, 2003. Certain terms and conditions of the Purchase Agreement and the Series A Certificate of Designations are described in Items 3-5 above.

The Amended and Restated Purchase Agreement was entered into as of October 21, 2003.  Certain terms and conditions of the Amended and Restated Purchase Agreement and the Series B Certificate of Designations are described in Items 3 - 5 above.

Item 7.	Material to Be Filed as Exhibits
Exhibit A

Securities Purchase Agreement, dated as of June 16, 2002, by and among the Company and the Purchasers named therein (filed as Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 19, 2002, and incorporated by reference herein).

Exhibit B	Amendment No. 1 to the Securities Purchase Agreement, dated as of August 5, 2002, by and among the Company and the Purchasers named therein.
Exhibit C

Form of Senior Convertible Promissory Note (filed as Appendix A to the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on September 4, 2002, and incorporated by reference herein).

Exhibit D	Form of Warrant (filed as Appendix C to the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on September 4, 2002, and incorporated by reference herein).
Exhibit E

Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of Proxim Corporation (filed as Appendix B to the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on September 4, 2002, and incorporated by reference herein).

Exhibit F	Agreement of Reporting Persons, dated August 11, 2003, among the Reporting Persons.

Exhibit G	Power of Attorney dated August 8, 2003.
Exhibit H

Amended and Restated Purchase Agreement, dated as of October 21, 2003, by and among the Company and the purchasers named therein (filed as Appendix A to Amendment Number 1 to the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on November 12, 2003, and incorporated herein by reference).

Exhibit I

Form of Secured Subordinated Promissory Note (filed as Appendix B to Amendment Number 1 to the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on November 12, 2003, and incorporated herein by reference).

Exhibit J

Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of the Company (filed as Exhibit 99.1 to the Company’s form 8-K filed with the Securities and Exchange Commission on December 12, 2003, and incorporated herein by reference).

Exhibit K

Form of Warrant to purchase shares of Class A Common Stock, par value $0.01 per share, of Proxim Corporation, dated December 12, 2003 ($1.46 per share exercise price) (filed as Appendix F to Amendment Number 1 to the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on November 12, 2003, and incorporated herein by reference).

Exhibit L

Form of Warrant to purchase shares of Class A Common Stock, par value $0.01 per share, of Proxim Corporation, dated December 12, 2003 ($1.53 per share exercise price) (filed as Appendix F to Amendment Number 1 to the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on November 12, 2003, and incorporated herein by reference).

Exhibit M

Form of Senior Secured Subordinated Promissory Note (filed as Appendix C to Amendment Number 1 to the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on November 12, 2003, and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2003

Entities:

Broadview Capital Partners L.P.

By:	Broadview Capital Partners Management LLC
Its:	General Partner

By:	/s/ David J. Kapnick
David J. Kapnick
Chief Financial Officer

Broadview Capital Partners Qualified Purchaser Fund L.P.

By:	Broadview Capital Partners Management LLC
Its:	General Partner

By:	/s/ David J. Kapnick
David J. Kapnick
Chief Financial Officer

Broadview Capital Partners Affiliates Fund LLC

By:	Broadview Capital LLC
Its:	Manager

By:	/s/ David J. Kapnick
David J. Kapnick
Chief Financial Officer

Broadview Capital Partners Management LLC

By:	/s/ David J. Kapnick
David J. Kapnick
Chief Financial Officer

BCI Holdings, L.P.

By:	Broadview Holdings LLP
Its:	General Partner

By:	/s/ David J. Kapnick
David J. Kapnick
Attorney-in-Fact

Broadview Holdings LLP

By:	/s/ David J. Kapnick
David J. Kapnick
Attorney-in-Fact

Individuals:

Steven D. Brooks
Stephen J. Bachmann
Paul F. Deninger

	By:	/s/ David J. Kapnick
David J. Kapnick,
Attorney-in-Fact for the
above-listed individuals

INDEX TO EXHIBITS

Exhibit A                                               Securities Purchase Agreement, dated as of June 16, 2002, by and among the Company and the Purchasers named therein (filed as Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 19, 2002, and incorporated by reference herein).

Exhibit B                                                 Amendment No. 1 to the Securities Purchase Agreement, dated as of August 5, 2002, by and among the Company and the Purchasers named therein.

Exhibit C                                                 Form of Senior Convertible Promissory Note (filed as Appendix A to the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on September 4, 2002, and incorporated by reference herein).

Exhibit D                                                Form of Warrant (filed as Appendix C to the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on September 4, 2002, and incorporated by reference herein).

Exhibit E                                                  Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of Proxim Corporation (filed as Appendix B to the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on September 4, 2002, and incorporated by reference herein).

Exhibit F                                                  Agreement of Reporting Persons, dated August 11, 2003, among the Reporting Persons.

Exhibit G                                                 Power of Attorney dated August 8, 2003.

Exhibit H                                                Amended and Restated Purchase Agreement, dated as of October 21, 2003, by and among the Company and the purchasers named therein (filed as Appendix A to Amendment Number 1 to the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on November 12, 2003, and incorporated herein by reference).

Exhibit I                                                     Form of Secured Subordinated Promissory Note (filed as Appendix B to Amendment Number 1 to the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on November 12, 2003, and incorporated herein by reference).

Exhibit J                                                    Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of the Company (filed as Exhibit 99.1 to the Company’s form 8-K filed with the Securities and Exchange Commission on December 12, 2003, and incorporated herein by reference).

Exhibit K                                                Form of Warrant to purchase shares of Class A Common Stock, par value $0.01 per share, of Proxim Corporation, dated December 12, 2003 ($1.46 per share exercise price) (filed as Appendix F to Amendment Number 1 to the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on November 12, 2003, and incorporated herein by reference).

Exhibit L                                                  Form of Warrant to purchase shares of Class A Common Stock, par value $0.01 per share, of Proxim Corporation, dated December 12, 2003 ($1.53 per share exercise price) (filed as Appendix F to Amendment Number 1 to the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on November 12, 2003, and incorporated herein by reference).

Exhibit M                                             Form of Senior Secured Subordinated Promissory Note (filed as Appendix C to Amendment Number 1 to the Company’s Definitive Proxy Statement filed with the

Securities and Exchange Commission on November 12, 2003, and incorporated herein by reference).